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                                               Filed by Invitrogen Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

              Subject Company: Invitrogen Corporation, Life Technologies, Inc.
                                               Commission File No.:  000-25317

PRESS CONTACT:                                  INVESTOR RELATIONS CONTACT:
Dan Katcher and Josh Silverman                  James Glynn
Joele Frank, Wilkinson Brimmer Katcher          Invitrogen Corporation
(212) 355-4449                                  (760) 603-7205

ANALYST RELATIONS CONTACT:
Jennifer Jarrett
Donaldson, Lufkin & Jenrette
(415) 249-2100

                    INVITROGEN / LIFE TECHNOLOGIES, INC.
                           TELECONFERENCE SCRIPT
                           MONDAY, JULY 10, 2000




                                                                analyst script

                                                              [LOGO]


                          ANALYST TELECONFERENCE SCRIPT


OPERATOR INTRODUCTION

MR. TURNER:
THANK YOU OPERATOR.

GOOD MORNING LADIES AND GENTLEMEN. THANK YOU SO MUCH FOR JOINING US THIS MORNING TO DISCUSS OUR EXCITING NEWS.

BEFORE I BEGIN, LET ME INTRODUCE THE FOLKS WITH ME TODAY. JIM GLYNN, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF INVITROGEN, AND DR. J. STARK THOMPSON, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF LIFE TECHNOLOGIES.

ALSO, THIS CONFERENCE CALL MAY CONTAIN STATEMENTS THAT ARE CONSIDERED "FORWARD-LOOKING" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPLETE FORWARD LOOKING STATEMENT IS IN OUR PRESS RELEASE ANNOUNCING THESE TRANSACTIONS AND IS UPDATED FROM TIME TO TIME IN THE COMPANIES' SEC FILINGS.


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                                                                analyst script


AS YOU KNOW, YESTERDAY, WE ANNOUNCED THAT INVITROGEN, LIFE TECHNOLOGIES AND DEXTER HAVE ENTERED INTO DEFINITIVE MERGER AGREEMENTS UNDER WHICH INVITROGEN WILL ACQUIRE ALL OF THE OUTSTANDING SHARES OF BOTH LIFE TECHNOLOGIES AND DEXTER CORPORATION. DEXTER CORPORATION CURRENTLY OWNS APPROXIMATELY 75% OF LIFE TECHNOLOGIES' OUTSTANDING STOCK.

FOR THOSE OF YOU WHO AREN'T FAMILIAR WITH LIFE TECHNOLOGIES, IT IS ONE OF THE WORLD'S LEADERS IN MOLECULAR BIOLOGY AND CELL CULTURE SUPPLIES FOR THE LIFE SCIENCE INDUSTRY. INVITROGEN DEVELOPS, MANUFACTURES AND MARKETS RESEARCH TOOLS IN KIT FORM AND PROVIDES OTHER RESEARCH PRODUCTS AND SERVICES TO CORPORATE, ACADEMIC AND GOVERNMENT ENTITIES. THESE RESEARCH KITS SIMPLIFY AND IMPROVE GENE CLONING, GENE EXPRESSION AND GENE ANALYSIS TECHNIQUES AND ARE USED FOR GENOMICS AND GENE-BASED DRUG DISCOVERY. INVITROGEN WAS FOUNDED IN 1987. OUR HEADQUARTERS ARE IN SAN DIEGO, CALIFORNIA AND WE ALSO HAVE OPERATIONS IN ALABAMA, THE NETHERLANDS, AND GERMANY.

THE COMBINED TRANSACTIONS HAVE A TOTAL EQUITY VALUE OF APPROXIMATELY $1.9 BILLION, TO BE PAID IN A COMBINATION OF CASH AND INVITROGEN STOCK, AND ARE EXPECTED TO CLOSE SIMULTANEOUSLY IN THE FALL OF 2000.

BOTH TRANSACTIONS WILL BE ACCOUNTED FOR AS PURCHASES AND WILL BE IMMEDIATELY ACCRETIVE TO INVITROGEN'S CASH EARNINGS PER SHARE.


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                                                                analyst script


THIS COMBINATION CREATES A LEADING COMPANY IN LIFE SCIENCES AND GENOMICS WITH ANNUAL REVENUES IN EXCESS OF $500 MILLION AND APPROXIMATELY $100 MILLION IN OPERATING CASHFLOW. THE TRANSACTION WILL MAKE INVITROGEN A PREMIER PRODUCTS PROVIDER FOR MOLECULAR BIOLOGY RESEARCH, PARTICULARLY GENE CLONING, EXPRESSION, AND ANALYSIS -- KEY TECHNIQUES IN DECIPHERING THE HUMAN GENOME SEQUENCE, WHICH WAS RECENTLY COMPLETED.

WE KNOW LIFE TECHNOLOGIES WELL. WHEN WE FIRST SPOKE ABOUT THE POWER OF THIS COMBINATION AT THE BEGINNING OF THIS YEAR WE ALL RECOGNIZED ITS POTENTIAL. I'M GLAD TO BE HERE TODAY TO SHARE OUR ENTHUSIASM AND VISION FOR OUR COMBINED FUTURE.

THIS COMBINATION CREATES A NEW GLOBAL LEADER IN MOLECULAR BIOLOGY RESEARCH AND SERVICES. TOGETHER, INVITROGEN AND LIFE TECHNOLOGIES WILL HAVE SUBSTANTIAL GROWTH OPPORTUNITIES BY OFFERING A COMPREHENSIVE PRODUCT LINE IN GENE CLONING, EXPRESSION AND ANALYSIS. OUR TARGET MARKET HAS BEEN GROWING IN THE RANGE OF 25 TO 30% ANNUALLY FOR THE LAST FIVE YEARS. THIS MARKET IS POISED FOR EVEN MORE RAPID EXPANSION DUE TO THE COMPLETION OF THE HUMAN GENOME SEQUENCE. WE BELIEVE WE CAN ACCELERATE THE GROWTH RATE OF LIFE TECHNOLOGIES PRODUCTS AS A RESULT OF A NUMBER OF STRATEGIC AND REVENUE GROWTH OPPORTUNITIES.


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                                                                analyst script


- FIRST, TOGETHER WE CAN FURTHER ENHANCE OUR LEADERSHIP POSITION IN THE RAPIDLY GROWING LIFE SCIENCE MARKET. WE SERVE THAT BROAD MARKET FROM THE LARGEST CORPORATE AND COMMERCIAL CUSTOMERS TO ACADEMIC AND GOVERNMENT ENTITIES.

- WE INTEND FOR LIFE TECHNOLOGIES AND INVITROGEN TO DEVELOP PROPRIETARY EXPRESSION SYSTEMS, HOST CELL LINES, AND GROWTH MEDIA FOR THE MANUFACTURE OF CLONED PROTEINS. THIS ALONE TARGETS THE $3 BILLION MOLECULAR AND CELL BIOLOGY MARKET;

- WE ARE UNIQUELY POSITIONED TO COMBINE OUR TECHNOLOGIES TO CREATE AN OPERATING SYSTEM THAT WILL BE THE INDUSTRY STANDARD FOR CONVENTIONAL AND HIGH-THROUGHPUT GENE CLONING AND EXPRESSION. IN PARTICULAR, WE WILL COMBINE INVITROGEN'S TOPO/TA AND ECHO CLONING TECHNOLOGY, LIFE TECHNOLOGIES' CDNA AND GATEWAY-TM- CLONING TECHNOLOGY, AND THE INDUSTRY'S BROADEST LINE OF EXPRESSION VECTORS INTO AN INTEGRATED OPERATING SYSTEM FOR GENE CLONING AND EXPRESSION. THIS SYSTEM WILL ALSO PROVIDE A COMPLETE PLATFORM FOR HIGH-THROUGHPUT GENE DISCOVERY. THROUGH THIS PRODUCT OFFERING, WE WILL NOT ONLY BE ABLE TO DRIVE OUR LEADERSHIP POSITION IN THE HIGH GROWTH GENE CLONING AND EXPRESSION MARKET, BUT ALSO BE ABLE TO CROSS SELL OUR COMPLETE RANGE OF MOLECULAR BIOLOGY PRODUCTS AND SERVICES INTO OUR COMBINED CUSTOMER BASE.


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                                                                analyst script


- ALSO, WE WILL LEVERAGE OUR EXTENSIVE COMBINED PROPRIETARY TECHNOLOGY PORTFOLIO OF OVER 200 ISSUED AND PENDING PATENTS AND OVER 300 LICENSES;

- BEYOND THE SIGNIFICANT NEAR-TERM PRODUCT GROWTH OPPORTUNITIES CREATED BY THIS TRANSACTION, WE EXPECT TO AUGMENT OUR PROVEN ABILITY TO RAPIDLY DEVELOP ADDITIONAL HIGH GROWTH, PROPRIETARY PRODUCT LINES, BY LEVERAGING THE COMBINED RESOURCES OF OUR 280 R&D PERSONNEL;

- IN ADDITION, WE BELIEVE THAT INTEGRATING OUR WORLDWIDE DISTRIBUTION AND MARKETING INFRASTRUCTURE, WHICH WILL INCLUDE OVER 300 SALES PROFESSIONALS AND OVER 60 TECHNICAL SUPPORT REPRESENTATIVES, WILL CREATE A SIGNIFICANT ADVANTAGE IN SERVING OUR CUSTOMERS. WE BELIEVE THAT THE ADDITION OF LIFE TECHNOLOGIES' GLOBAL MANUFACTURING NETWORK, WITH FACILITIES IN NORTH AMERICA, EUROPE, NEW ZEALAND AND JAPAN WILL PROVIDE SIGNIFICANT ADVANTAGES IN DELIVERING PRODUCT TO OUR CUSTOMERS, RAPIDLY INTRODUCING NEW PRODUCTS AND SUPPORTING OUR GROWING PRODUCT LINE.


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                                                                analyst script


AS FAR AS MANAGEMENT GOES, I WILL SERVE AS CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE COMBINED COMPANY. WE'RE DELIGHTED THAT STARK THOMPSON WILL CONTINUE TO SERVE AS PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE LIFE TECHNOLOGIES DIVISION. HE WILL HOLD A SENIOR EXECUTIVE POSITION WITH INVITROGEN, AND WILL JOIN THE INVITROGEN BOARD. I LOOK FORWARD TO WORKING WITH STARK AND HIS TEAM. IN ADDITION, TOM ADAMS, PRESENTLY A MEMBER OF THE LIFE TECHNOLOGIES BOARD, WILL ALSO JOIN THE INVITROGEN BOARD.

THE COMBINED COMPANY WILL USE THE INVITROGEN NAME AND WILL BE HEADQUARTERED IN SAN DIEGO, CALIFORNIA. LIFE TECHNOLOGIES WILL CONTINUE TO OPERATE UNDER ITS NAME AS A DIVISION OF INVITROGEN AND WILL RETAIN ITS HEADQUARTERS IN ROCKVILLE, MARYLAND.

NOW LET ME TURN THE CALL OVER TO STARK.


J. STARK THOMPSON

THANK YOU LYLE. JOINING FORCES WITH INVITROGEN IS A GREAT OPPORTUNITY FOR LIFE TECHNOLOGIES AND ITS EMPLOYEES. THIS IS THE RIGHT PARTNER AT THE RIGHT TIME.


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                                                                analyst script


LIFE TECHNOLOGIES PROVIDES ESSENTIAL TECHNOLOGIES NEEDED BY THE BIOTECHNOLOGY AND BIOPHARMACEUTICAL COMMUNITIES. THE COMPANY MANUFACTURES AND MARKETS A BREADTH OF OFFERINGS UNIQUE IN THE INDUSTRY, USED IN APPLICATIONS OF THE LIFE SCIENCES DISCOVERY, DEVELOPMENT, AND PRODUCTION PROCESSES. THE OFFERINGS RANGE FROM CATALOG AND CUSTOM PRODUCTS TO TECHNOLOGY LICENSING, RESEARCH SERVICES, LARGE-SCALE PRODUCTION, AND LIFE SCIENCE TECHNICAL EXPERTISE AND SUPPORT. WITH OPERATIONS IN MORE THAN 20 COUNTRIES AND DISTRIBUTOR RELATIONSHIPS IN 40 MORE, THE COMPANY SERVES CUSTOMERS IN UNIVERSITIES, PUBLIC AND PRIVATE RESEARCH INSTITUTIONS, AND BIOTECHNOLOGY AND PHARMACEUTICAL COMPANIES. THE COMPANY EMPLOYS OVER 2,000 AT ITS WORLDWIDE LOCATIONS.

TOGETHER WITH INVITROGEN WE WILL HAVE A BROAD RANGE OF PRODUCTS TO SERVE THE GENOMICS INDUSTRY THAT HAS EXPERIENCED SUBSTANTIAL GROWTH AND IS POISED FOR EXPLOSIVE GROWTH. SHAREHOLDERS WILL HAVE THE OPPORTUNITY TO PARTICIPATE IN THE UPSIDE OF THIS EXCITING COMBINATION. EMPLOYEES WILL HAVE THE OPPORTUNITY TO BE A PART OF A COMBINED DYNAMIC ORGANIZATION WITH GREATER SCALE AND RESOURCES. LEVERAGING THE COMPLEMENTARY STRENGTHS OF INVITROGEN AND LIFE TECHNOLOGIES WILL CREATE A RANGE OF NEW GROWTH OPPORTUNITIES FOR OUR COMBINED COMPANY."

NOW JIM WILL REVIEW SOME OF THE TERMS OF THE TRANSACTION.


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                                                                analyst script


JIM GLYNN
THANK YOU STARK.

UNDER THE TERMS OF THE AGREEMENTS, INVITROGEN WILL ACQUIRE ALL OF THE OUTSTANDING COMMON STOCK OF DEXTER FOR $62.50 PER SHARE OR APPROXIMATELY $1.5 BILLION AND ALL OF THE OUTSTANDING COMMON STOCK OF LIFE TECHNOLOGIES, OTHER THAN THE SHARES HELD BY DEXTER, FOR $60.00 PER SHARE OR APPROXIMATELY $400 MILLION. THE CONSIDERATION WILL CONSIST OF INVITROGEN COMMON STOCK AND CASH. THE MAXIMUM CASH AVAILABLE IS APPROXIMATELY $410 MILLION FOR DEXTER SHAREHOLDERS AND APPROXIMATELY $105 MILLION FOR LIFE TECHNOLOGIES SHAREHOLDERS. THIS REPRESENTS 28% OF THE AGGREGATE MERGER CONSIDERATION FOR EACH COMPANY. EACH SHAREHOLDER MAY ELECT TO RECEIVE EITHER ALL INVITROGEN STOCK OR A COMBINATION OF CASH AND STOCK. THE DEFAULT CASH PAYOUT PERCENTAGE WILL BE 28%, BUT IF A NUMBER OF SHAREHOLDERS ELECT TO RECEIVE ALL STOCK, HIGHER CASH PERCENTAGES MAY BE AVAILABLE.

AS FAR AS THE COLLAR GOES, IT HAS A RANGE OF $60 TO $80. IT IS OUTLINED IN THE PRESS RELEASE AND WILL BE DETAILED IN OUR MERGER AGREEMENT THAT WILL BE FILED SHORTLY. THE FINAL RATIO WILL BE DETERMINED BASED ON THE AVERAGE CLOSING PRICE OF INVITROGEN'S COMMON STOCK FOR THE 20 CONSECUTIVE TRADING DAYS ENDING THREE DAYS PRIOR TO THE SHAREHOLDER MEETINGS. WE INTEND TO COMPLETE THESE TRANSACTIONS AS QUICKLY AS WE CAN AND WILL MAIL OUT THE PROXY/PROSPECTUS AS WE CAN GET IT THROUGH THE SEC (HOPEFULLY 4 TO 6 WEEKS).


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                                                                analyst script


ON JUNE 20, 2000, DEXTER ANNOUNCED THAT IT HAD SIGNED TWO DEFINITIVE SALES AGREEMENTS FOR A TOTAL OF $675 MILLION IN CASH, ONE COVERING ITS ELECTRONIC MATERIALS, ADHESIVES AND POLYMER SYSTEMS BUSINESSES AND THE OTHER COVERING ITS NONWOVEN MATERIALS BUSINESS. THE INVITROGEN TRANSACTIONS ARE CONDITIONED ON THE CLOSING OF THOSE SALES. AFTER THE REPAYMENT OF DEXTER'S OUTSTANDING DEBT, THE REMAINING PROCEEDS FROM THESE SALES WILL BE UTILIZED BY INVITROGEN AS PART OF THE CASH CONSIDERATION. ON THE COMPLETION OF THESE TRANSACTIONS, DEXTER'S PRIMARY ASSET WILL BE ITS 75% OWNERSHIP POSITION IN LIFE TECHNOLOGIES.

THE MERGERS ARE CONDITIONED, AMONG OTHER THINGS, UPON THE APPROVAL OF THE SHAREHOLDERS OF ALL THREE COMPANIES. IT IS ALSO CONDITIONED UPON THE CLOSING OF THE PREVIOUSLY ANNOUNCED PENDING SALES OF DEXTER'S CHEMICAL BUSINESSES AND OTHER CUSTOMARY CONDITIONS. DEXTER WILL VOTE ITS 75% OWNERSHIP POSITION IN LIFE TECHNOLOGIES IN FAVOR OF THE TRANSACTION. IN ADDITION, EACH TRANSACTION IS CONDITIONED ON THE CLOSING OF THE OTHER. THERE IS NO FINANCING CONDITION.


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                                                                analyst script


INVITROGEN AND DEXTER WILL HAVE SUFFICIENT CASH TO SATISFY THE TERMS OF THE TRANSACTION FOLLOWING COMPLETION OF DEXTER'S PREVIOUSLY ANNOUNCED ASSET SALES. DEXTER IS IN THE PROCESS OF DIVESTING ITS COATINGS BUSINESS. WE FULLY SUPPORTS THIS DIVESTITURE, BUT THE DEXTER AND LIFE TECHNOLOGIES TRANSACTIONS ARE NOT CONDITIONED UPON COMPLETING THE SALE OF THAT BUSINESS PRIOR TO CLOSING.

LET ME REITERATE, BOTH TRANSACTIONS WILL BE ACCOUNTED FOR AS PURCHASES AND WILL BE IMMEDIATELY ACCRETIVE TO INVITROGEN'S CASH EARNINGS PER SHARE. GOODWILL IS CURRENTLY ESTIMATED TO BE $1.5 BILLION AND AMORTIZED OVER 20 YEARS.

WHILE THIS TRANSACTION IS PREDICATED UPON GROWTH, OF COURSE THERE ARE SYNERGIES. THE COMBINED COMPANY'S INFRASTRUCTURE WILL PROVIDE COST AVOIDANCE AND OPERATING LEVERAGE OPPORTUNITIES. WE ANTICIPATE USING SAVINGS TO INCREASE OUR R&D INVESTMENT AND OTHER STRATEGIC INITIATIVES. WE EXPECT COST AVOIDANCE TO BE IN THE RANGE OF $30 TO $50 MILLION OVER THE NEXT 3 TO 5 YEARS. ALSO, WE WILL BE CLOSING AND SELLING THE DEXTER HEADQUARTERS.

LYLE.


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                                                                analyst script


LYLE TURNER

THANK YOU JIM. NOW THAT YOU HAVE HEARD US OUTLINE OUR STRATEGY FOR GROWTH. LET ME REMIND YOU THAT WE SERVE AN INDUSTRY THAT IS AT THE BEGINNING OF AN EXCITING REVOLUTION.

OPERATOR LET'S NOW OPEN THE LINE FOR QUESTIONS.